  Exhibit 99.1

Canarc Optionee Getchell Gold Commences Drill Program at
Fondaway Canyon Gold Project, Nevada

Vancouver, Canada –September 8, 2020 - Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc”), announces that its optionee Getchell Gold Corp. ("Getchell") has commenced a 2,000 metre drill program at the Fondaway Canyon Gold Project in Nevada (“Fondaway”). Getchell signed a 4 year Option Agreement on January 7, 2020 to acquire the Fondaway and Dixie Comstock properties located in Nevada.

About the Drilling

The six-hole 2,000 metre Phase 1 diamond core drill program includes five holes planned for the highly mineralized Central Target Area to extend the known mineralization and to characterize the mineralization for geological and resource modelling; and one hole planned to determine the characteristics and orientation of the broad intervals of gold mineralization previously reported in the highly prospective Pediment Target Area. A follow-up drill program will be designed based on the results from Phase 1.

About the Property

Fondaway is an advanced stage gold property with a large historic resource located in Churchill County, Nevada comprising 136 unpatented lode claims totaling 898 hectares (2,220 acres). Gold was first discovered in Fondaway Canyon in 1977 and over the intervening 40+ years has been the subject of multiple exploration campaigns totaling 735 reverse circulation and core drill holes, small-scale open pit mining of the oxidized zone at surface, and underground development limited to exploration and bulk sampling along one of the main gold mineralized shear vein zones.

Getchell can acquire a 100% interest in the Property under the terms of the Option Agreement by making certain cash payments and share issuances to Canarc, and incurring exploration expenditures on the Property. Upon exercise of the option Canarc will retain a 2% NSR on the property.

Fondaway is one of 11 mineral properties in the American Innovative Minerals (“AIM”) USA gold package acquired by Canarc in 2017 and is one of 4 AIM properties optioned out to third parties wanting to explore and earn interests in Canarc’s Nevada/Idaho portfolio. Canarc continues to receive expressions of interest in the remaining 7 AIM USA properties as well as the Corral Canyon project in Nevada.

Canarc is focused on creating shareholder value by advancing its attractive Canadian gold projects and acquiring new gold properties with exciting discovery potential.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.